

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2016

Mr. William D. Rogers
Executive Vice President and Chief Financial Officer
CenterPoint Energy, Inc.
1111 Louisiana Street
Houston, TX 77002

     Re: CenterPoint Energy, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 26, 2016
              File No. 1-31447

Dear Mr. Rogers:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial condition and Results of Operations

Results of Operation by Business Segment

Natural Gas Distribution, page 54

1. We note that natural gas expense was 49% of natural gas distribution revenue in 2015, 59% in 2014 and 56% in 2013. Please expand your discussion to explain why natural gas expense decreased as a percentage of revenue and whether you expect this trend to continue.

Financial Statements

Statements of Consolidated Income, page 76

2. We note your disclosure of revenues by product and service in your segment footnote on page 121. Please tell us how you considered presenting separate line items on your income statement for revenues from products and revenues from services. Similarly, please tell us how you considered separate line item presentation of cost of sales related to products and cost of sales related to services. Refer to Rule 5-03(b) of Regulation S-X.

Consolidated Balance Sheets, page 78

3. We note you have only presented one line item for Shareholder's Equity. Please tell us how you have complied with Rules 5-02.29 and .30 of Regulation S-X and revise as necessary.

Notes to Consolidated Financial Statements

8. Fair Value Measurements

Items Measured at Fair Value on a Nonrecurring Basis, page 103

4. We note that you recorded a $1,225 million other than temporary impairment on your equity method investment, Enable Midstream Partners, LP ("Enable"). We further note that your impairment analyses compared the estimated fair value of your investment in Enable to its carrying value and that the fair value of Enable was determined using multiple valuation methodologies under both the market and income approaches. Please explain to us your fair value analysis that supports the amount of impairment recorded in more detail. In doing so, please provide us with the significant assumptions used and the basis for those assumptions. Please also tell us how you weighted the income and market approaches and the basis for such allocation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products